4011 West Plano Parkway, Suite 126, Plano, Texas 75093

January 22, 2013

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:      Santa Fe Petroleum, Inc.

Amendment No. 5 to Form 8-K

Filed December 20, 2012

Form 8-K

Filed December 10, 2012

File No. 333-173302

Dear Mr. Mancuso:

Santa Fe Petroleum, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of January 7, 2013, pertaining to the Company’s Form 8-K as filed with the Securities & Exchange Commission (the “Commission”) on December 20, 2012 and Form 8-K as filed with the Commission on December 10, 2012 (the “Filings”), File No. 333-173302.

Specific to your comments, our responses below are in addition to those filed via the EDGAR system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 7, 2013.

Form 8-K Amended December 20, 2012

Liquidity and Capital Resources

1. Please reconcile your response to prior comment 4 that the agreement for the new private placement is under negotiation with the disclosure in the Liquidity section of your latest Form 10-Q that you “have engaged” an investment bank to raise up to $10 million. Also:

•	please tell us which provision of exhibit 10.8 that you filed on September 7, 2012 indicates that the agreement will expire on September 30, 2012, the expiration date that you mention in your letter to us dated November 14, 2012; the agreement appears to run for 90-day periods that do not end on September 30, so it remains unclear why you have not filed a Form 8-K reporting the termination under Item 1.02; and

•	it is unclear where you have addressed that part of prior comment 4 that asked where you explained to investors that your prior placement raised less than 10% of the $5 million that you previously disclosed was anticipated. Given your disclosure that the previous $5 million private placement would have provided sufficient capital for 12 months, it is unclear why you believe that investors have sufficient information to evaluate your statement in your latest Form 10-Q that your new $10 million private placement will provide sufficient capital for the next 12 months if that Form 10-Q has not explained to investors the amount of proceeds raised from your previous private placement relative to the amount anticipated. Please advise.

Response: To date, the Company has no formal agreement with an investment bank with regard to its most recent Private Placement. Our Form 10-Q filed with the Commission on November 13, 2012 has been amended as follows:

“A critical component of our operating plan is the ability to obtain additional capital through additional equity or debt financing. We do not believe that existing capital and anticipated funds from operations will be sufficient to execute our strategic plan during 2012 without either equity or debt financing. We are in negotiations with an investment bank to raise up to $10 million in a private placement of our common stock. We believe that the proceeds from this private placement will provide sufficient capital to conduct our business plan over the next twelve months. We cannot ensure that financing will be available in amounts or on terms acceptable to us, if at all, and failure to secure the necessary financing could have a significant impact on our ability to continue as a going concern. We plan to seek additional capital in the future to fund growth and expansion through additional equity or debt financing. No assurance can be made that such financing will be available” (emphasis added).

Exhibit 10.8, as filed with the Commission on Form 8-K/A on September 7, 2012, provides that the Agency Agreement with Focus Capital Group Inc. (“Focus”) expires on August 15, 2011 and is subject to extension for 90 day periods by mutual agreement of the parties. Pursuant to the terms of the Agency Agreement, extension of the agreement requires affirmative action by the parties to effectuate the extension and, in the absence of affirmative action, the agreement would expire. Item 1.02 of Form 8-K only requires disclosure if the agreement was not terminated by expiration. The 90 day extended period governing the Agency Agreement commenced on August 11, 2012 and expired on November 8, 2012. The Company did not take any affirmative action to extend the Agency Agreement beyond November 8, 2012 nor did it take any affirmative action to terminate the agreement before November 8, 2012. Therefore, the disclosure requirements set forth under Item 1.02 of Form 8-K do not apply because the Agency Agreement terminated by expiration on November 8, 2012, in accordance with the terms of the agreement.

The Agency Agreement governing our prior private placement, filed with the Commission on Form 8-KA on September 7, 2012 as Exhibit 10.8, authorized the investment bank, Focus Capital Group, Inc., to raise up to $5 million through the sale of the Company’s common stock. Although the amount of funds ultimately raised through the prior private placement was less than 10% of the total amount of funds that the investment bank was authorized to raise, it was reasonable for the Company to anticipate that the full $5 million could have been raised because of the Company’s reliance on the investment bank. However, in consideration of your comment, we have revised our latest Form 10-Q as follows in order to explain to investors that our prior private placement raised less than 10% of the $5 million that the investment bank was authorized to raise:

“Deferred Offering Costs

The Company complies with the requirements of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) Topic 5A, Expenses of Offering. Deferred offering costs consist principally of the fair value of stock grants and warrants issued to placement agents that are related to the Company’s contemplated equity financing and will be charged to stockholders’ equity upon the receipt of the contemplated equity financing proceeds or charged to expense if the contemplated equity financing is not completed. During the three months ended September 30, 2012, the Company received subscriptions of 807,050 shares of common stock for $319,789 of net proceeds ($403,525 gross proceeds less $83,736 of financing and offering expenses) through a private placement memorandum at $0.50 per share. The total amount of funds raised through this PPM was less than 10% of the total amount of funds that the investment bank was authorized to raise under the Agency Agreement. As a result, previously recorded deferred offering expenses of $23,784 were written off.”

“Common Stock

Effective on the commencement date of May 11, 2011, (commencement of operations), the Company issued 33,478,261 shares of common stock for the acquisition of SFL from a related party. The stock was valued based on the historical cost basis of the asset acquired, which approximated $494,000.

In 2011, the Company filed a registration statement on Form S-1 to register and sell in a self-directed offering 6,000,000 shares of newly issued common stock at an offering price of $0.0125 per share for proceeds of up to $75,000. The Registration Statement was declared effective on January 9, 2012. On February 6, 2012, the Company issued 6,000,000 shares of common stock pursuant to the registration statement for proceeds of $75,000 and these shares are freely-tradable as a result of the registration of the offer and sale of these shares on Form S-1.

From July 1, 2012, through September 30, 2012, the Company received subscriptions of 807,050 shares of common stock for $319,789 of net proceeds ($403,525 gross proceeds less $83,736 of financing and offering expenses) through a private placement memorandum (“PPM”). Common stock was sold at $0.50 per share through the PPM to “accredited investors” as defined in Rule 501 (a) of Regulation D promulgated under the Securities Act of 1933, as amended. The total amount of funds raised through this PPM was less than 10% of the total amount of funds that the investment bank was authorized to raise under the Agency Agreement. As of September 30, 2012, the common stock sold had not been issued to the investors and these subscriptions are not refundable. Thus, these amounts were reflected as common stock to be issued in the condensed consolidated statement of stockholders’ equity (deficit). See Subsequent Events Note.”

“1. Quarterly Issuances:

From July 1, 2012, through September 30, 2012, the Company received $243,573 of net proceeds ($403,525 gross proceeds less $159,952 of financing and offering expenses) from a private placement memorandum of the Company’s $0.0001 par value common stock. The total amount of funds raised through this PPM was less than 10% of the total amount of funds that the investment bank was authorized to raise under the Agency Agreement with Focus Capital Group, Inc. The Company issued 807,050 shares of common stock at $0.50 per share to “accredited investors” as defined in Rule 501 (a) of Regulation D promulgated under the Securities Act of 1933, as amended.”

We believe that investors have sufficient information to evaluate our statement that our new private placement will provide sufficient capital for the next 12 months because our latest Form 10-Q has been revised to explain to investors the amount of proceeds raised from our previous private placement relative to the amount anticipated.

“Liquidity.   At September 30, 2012, the Company had $191,138 of cash and cash equivalents and had no cash and cash equivalents at December 31, 2011. Additionally, at September 30, 2012, the Company had a working capital deficit of $1,128,287 and a deficit accumulated during the development stage of $1,587,466.

A critical component of our operating plan is the ability to obtain additional capital through additional equity or debt financing. We do not believe that existing capital and anticipated funds from operations will be sufficient to execute our strategic plan during 2012 without either equity or debt financing. We are in negotiations with an investment bank to raise up to $10 million in a private placement of our common stock. We believe that the proceeds from this private placement will provide sufficient capital to conduct our business plan over the next twelve months. We cannot ensure that financing will be available in amounts or on terms acceptable to us, if at all, and failure to secure the necessary financing could have a significant impact on our ability to continue as a going concern. We plan to seek additional capital in the future to fund growth and expansion through additional equity or debt financing. No assurance can be made that such financing will be available.

We anticipate incurring operating losses over the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stage of development, particularly companies in the oil and gas exploration industry. To address these risks we must, among other things, implement and successfully execute our business strategy. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition, and results of operations.”

Common Stock

2. It is not clear how the letter of intent that you provided in your response to prior comment 7 definitively provides that the 3 million shares were cancelled. Please file a definitive agreement that clearly provides for the cancellation of those shares or tell us why such agreement need not be filed.

Response: The Letter of Intent provided in response to prior comment 7 definitively provides that the 3 million shares were cancelled because the Letter of Intent sets forth certain pre-conditions that needed to be met before the “closing” of the Share Exchange. The Letter of Intent provides:

“I. Condition of BABA

BABA immediately prior to the Closing will: … (f) have cancelled certain restricted shares of its common stock such that immediately prior to the Closing, BABA shall have no more than 6,000,000 shares of BABA Common Stock outstanding” (emphasis added).

The Share Exchange Agreement, filed with the Commission on Form 8-K on May 11, 2012 as Exhibit 2.1, did not provide for the cancellation of these shares because the Share Exchange Agreement was executed in contemplation of and in reliance on satisfaction of the pre-conditions set forth in the Letter of Intent, which required the cancellation of all of the Company’s shares in excess of 6,000,000 prior to the closing of the Share Exchange. In accordance with this provision of the LOI, the 3 million shares referenced in the comment were definitively required to be cancelled prior to the closing of the Share Exchange. Therefore, a definitive agreement for the cancellation of the 3 million shares does not need to be filed because the Letter of Intent operated as a definitive agreement with regard to the pre-conditions that needed to be satisfied before the closing of the Share Exchange.

3. We note the portion of your response to prior comment 7 that relates to the filing of a Form D for the sale of securities referenced in Part II Item 2 of your latest Form 10-Q. According to the Form D that you refer to in your response, that Form D relates to the issuance of shares in connection with your reverse merger. As such, please tell us when you will file a Form D relating to the sale of securities referenced in your latest Form 10-Q.

Response: In consideration of your comment, the Form D relating to the sale of securities referenced in our latest Form 10-Q was filed on January 18, 2013.

Reports To Security Holders

4. Please tell us the status of the Exchange Act registration statement that you indicate you will file “by the end of the calendar year 2012.”

Response: The Exchange Act registration statement referenced in the comment has not yet been filed and, to date, the Company is still in deliberations regarding this matter. In consideration of your comment, the Company has amended its disclosure on Form 8-K/A filed with the Commission on December 20, 2012 as follows:

“Reports to Security Holders

At the current time, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Section 15(d) of the Exchange Act. We are currently not subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934, as amended. The public may read and copy any materials we file with the Securities and Exchange Commission (the “SEC”) at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.”

In addition, the following “risk factor” has been included in our filing:

“We are not a mandatory reporting company and are not required satisfy the reporting requirements of section 12 of the Securities Exchange Act of 1934

We are not subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934, as amended, and are not required to file periodic and current reports with the SEC, disclose beneficial ownership, comply with certain short-swing trading, tender offer and proxy rules, or maintain certain record keeping requirements and internal accounting controls. Accordingly, stockholders may not have access to the same degree of information relative to companies that are subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934, as amended.”

Form 8-K filed December 10, 2012

5. Please provide all of the disclosures required by Item 5.02(c) of Form 8-K. For example, please ensure that you clearly disclose Mr. Zouvas’ age and business experience during the past five years as required by Regulation S-K Item 401(b) and (e).

Response: In consideration of your comment, the Form 8-K filed with the Commission on December 10, 2012 has been amended as follows:

“Appointments

On November 28, 2012, Mr. Tom Griffin (“Mr. Griffin”) was appointed to serve as the Company’s CEO and has accepted such appointment. Mr. Griffin will continue in his positions as the Company’s President, Secretary and Chairman of the Board of Directors.

On November 28, 2012, Mr. Mark Zouvas (“Mr. Zouvas”) was appointed to serve as the Company’s CFO, Treasurer and as a Director and has accepted such appointment. The biography for Mr. Zouvas is set forth below.

Mr. Mark Zouvas (age 50) – Mr. Zouvas has a BA from the University of California at Berkeley (Accounting and Philosophy). After graduating, he joined Price Waterhouse where he performed services for clients in the banking and real estate industries. He was formerly a licensed real estate broker and an accountant in the state of California. Mr. Zouvas was involved in commodities trading and served as the CFO for an independent clearing firm on the Chicago Mercantile Exchange. Mr. Zouvas has also served as the CFO and Director of Casablanca Mining, Ltd., a Nevada corporation engaged in the acquisition, exploration, development, and operation of precious metal properties, as the CEO and Director of ReoStar Energy Corporation, a Nevada corporation engaged in the exploration, development and acquisition of oil and gas properties, as the CEO of Carbon Credits International, Inc., a Nevada corporation engaged in the business of marketing electrical energy savings products, as CEO of Cuba Beverage Company, a Wyoming corporation engaged in the development and distribution of herbal energy beverages, and as the CEO, CFO and Director of Antaga International Corp, a Nevada corporation engaged in the distribution of nutritional supplements. As a result of his extensive experience as an executive-level officer and director of several publicly traded entities, he has excellent knowledge of SEC and FINRA reporting guidelines. Mr. Zouvas’ responsibilities have included asset development and fund raising. He has had over twenty-five years of experience in preparing investment summaries and has raised over $500 million through debt and equity offerings to investors both domestically and abroad. Mr. Zouvas passed all parts of the California CPA exam in 1991” (emphasis added).

In connection with the Company’s responding to the comments set forth in the January 7, 2013 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Tom Griffin

Tom Griffin

Chief Executive Officer